UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-33961

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HILL INTERNATIONAL, INC. 401(k)

RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hill International, Inc.

303 Lippincott Centre

Marlton, NJ 08053

REQUIRED INFORMATION

The following financial statements of Hill International, Inc. 401(k) Retirement Savings Plan are being filed herewith:

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Hill International, Inc. 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Hill International, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

JENNIFER L ANDERSON LLC

/s/ JENNIFER L ANDERSON LLC

Moorestown, New Jersey
June 25, 2012

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2011 and 2010

	2011	2010
ASSETS

Investments, at fair value:
Interest bearing cash	$1,442,823	$1,436,992
Mutual funds	31,330,483	30,972,630
Common stock	4,441,456	5,250,453
Guaranteed investment contract	7,879,904	5,961,890

Total investments	45,094,666	43,621,965

Receivables:
Notes receivable from participants	1,061,399	882,345

TOTAL ASSETS	$46,156,065	$44,504,310

NET ASSETS REFLECTING INVESTMENTS AT FAIR VALUE	$46,156,065	$44,504,310
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,008)	(10,308)

NET ASSETS AVAILABLE FOR BENEFITS	$46,155,057	$44,494,002

See accompanying notes to financial statements.

HILL INTERNATIONAL, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2011

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
Investment income:
Net depreciation in fair value of investments	$(3,037,233)
Interest on participant loans	37,302
Interest	201,248
Dividends and capital gains	614,108

TOTAL INVESTMENT INCOME (LOSS)	(2,184,575)

Contributions:
Employer	1,830,136
Participants	5,651,151
Other (including rollovers)	177,403

TOTAL CONTRIBUTIONS	7,658,690

TOTAL ADDITIONS	5,474,115

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
Benefits paid to participants	3,813,056
Other expenses	4

TOTAL DEDUCTIONS	3,813,060

NET INCREASE	1,661,055

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	44,494,002

END OF YEAR	$46,155,057

See accompanying notes to financial statements.

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of Hill International, Inc. 401(k) Retirement Savings Plan (the “Plan”) are prepared using the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investments – Investments, except the guaranteed investment contract (“GIC”), are presented at fair value, based on the quoted market prices of the underlying securities within each fund at December 31, 2011 and 2010. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GIC is fully benefit-responsive and is reported at fair value and adjusted to contract value. Contract value represents the accumulated contributions plus accrued net earnings, minus distributions. Fair value of the GIC is estimated using discounted cash flows.

GIC’s held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the GIC as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plans gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

Administrative Expenses

The majority of administrative expenses of the Plan are paid by Hill International, Inc. (the “Sponsor”).

Payment of Benefits

Benefit payments are recorded upon distribution.

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011

NOTE 2 – DESCRIPTION OF PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all domestic employees of the Sponsor who have thirty days of service and are age twenty-one or older. Effective January 1, 2011, the Plan was amended to exclude bona fide residents of Puerto Rico, as defined in Internal Revenue Code Section 937, who do not have to pay U.S. income taxes on their Puerto Rico source income. The Plan is voluntary. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees of the Sponsor may participate in the Plan once the employee has completed thirty days of credited service and has attained age 21. After meeting the requirements, the employee can begin participating on the next entry date. Participation commences on the first day of the month coinciding with or next following the date on which the employee meets the requirements.

Contributions

Each participant, if eligible, may contribute pre-tax annual compensation up to a maximum of $22,500 per plan year, which includes both pre-tax and “catch-up” deferrals. The limit may change each year to correspond with the Internal Revenue Code. Effective September 1, 2011, the Plan was amended to limit the maximum employee contribution to 75% of annual compensation. The Sponsor contributes fifty cents for every dollar contributed up to a maximum of six percent of gross wages. Half of the Sponsor’s contribution is used for open market purchases of the Sponsor’s common stock. Contributions to the Plan by highly compensated employees are limited to certain employee deferral percentage relationships. Plan assets are maintained at Prudential Financial, Inc. and are invested at the election of the participants.

Participant Accounts

The plan includes an automatic deferral feature. The amount that is automatically contributed to eligible employees’ accounts is equal to 3% of compensation unless the employee selects an alternative deferral amount or elects not to defer under the plan. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Sponsor’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately 100 percent vested in both employee contributions and employer matching contributions.

Notes Receivable from Participants

Subject to the Administrator’s approval, a participant may elect to borrow from the plan an amount, which may not exceed $50,000 or 50% of the participant’s account balance, whichever is less. These interest-bearing loans are secured by the participant’s account and are repaid through payroll deductions. Loans may not exceed five years unless they are used to buy a participant’s principal residence. Interest is charged based on the prime rate of interest as reflected by local banks, as set forth in the plan agreement, and is fixed for the term of the loan.

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011

Payment of Benefits

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan), retirement, or attainment of age 59  1/2. Distribution may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant’s death. Distributions are made in a lump sum payment or by installment payments.

Administrative Expenses

The majority of administrative expenses of the Plan are paid by the Sponsor.

Forfeiture accounts

Hill International Inc.’s employees are immediately 100% vested in both employee contributions and employer matching contributions. However, KJM employees who were merged with the Plan in 2007, became 20% vested in the second year and increase 20% more each year until they are 100% vested in the sixth year. At December 31, 2011, forfeited non-vested accounts for KJM employees, as well as overmatches made by the Sponsor, totaled $38,467. Since Hill International, Inc. never had a forfeiture reallocation method listed in the adoption agreement, the Basic Plan Document section 5.5 (b) applied, and forfeitures were used to reduce employer contributions.

Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of Plan termination, the participants’ accounts would be distributed in accordance with Section 401(k)(10) of the Internal Revenue Code (“IRC”).

NOTE 3 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has a fully benefit-responsive investment contract with the Prudential Insurance Company of America (“Prudential”). Prudential maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by Prudential. Contract value represents contributions made under the contract, plus earnings, minus participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Prudential may not terminate the contract at any amount less than contract value.

Prudential is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. Interest is credited on contract balances using an old money/new money or “bucketed” approach. Under this methodology, different interest crediting rates are applied to contributions based on the calendar quarter in which the contributions were made. An interest crediting rate (“New Money Rate”) is established at the beginning of each calendar quarter. The New Money Rate is applied to all contributions made to the product during that quarter. Four New Money Rates and corresponding buckets are established each year. These New

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011

Money Rates are guaranteed through December 31 of the following calendar year. Upon the expiration of the New Money Rate guarantees, the rates for each of these buckets are reset and are then known as “Old Money Rates”. Old Money Rates for each bucket are reset on an annual basis thereafter. The minimum crediting rate under the contract is 3.00%. Withdrawals and transfers out are made on a pro-rata basis from all buckets.

	2011	2010
Average yields:
Based on annualized earnings (1)	3.00%	3.05%
Based on interest rate credited to participants (2)	3.00%	3.05%

(1)	Computed by dividing the earnings credited to the Plan on the last day of the Plan year by the end of the Plan year Fair Value and then annualizing the results.
(2)	Computed by dividing the earnings credited to the participants on the last day of the Plan year by the end of the Plan year Fair Value and then annualizing the results.

NOTE 4 – FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quote prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Fair Value Measurements

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Fair Value Measurements

Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Fair Value Measurements

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011

The following tables present by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value at December 31, 2011
	Level 1	Level 2		Level 3		Total
Plan assets:
Interest bearing cash	$1,442,823	$		$		$1,442,823
Mutual funds:
Global Stock - Blend	405,374					405,374
Global Stock - Growth	4,454,498					4,454,498
Balanced Value	3,586,394					3,586,394
Large Cap - Growth	7,755,389					7,755,389
Large Cap - Value	2,215,561					2,215,561
Large Cap - Blend	5,546,813					5,546,813
Mid Cap - Growth	1,977,991					1,977,991
Small Cap - Value	3,151,665					3,151,665
Fixed Income - Intermediate Bond	2,236,798					2,236,798
Common stock	4,441,456					4,441,456
Guaranteed Investment Contract					7,879,904	7,879,904

Total assets at fair value	$37,214,762		$—		$7,879,904	$45,094,666

	Assets at Fair Value at December 31, 2010
	Level 1	Level 2		Level 3		Total
Plan assets:
Interest bearing cash	$1,436,992	$		$		$1,436,992
Mutual funds:
Global Stock - Blend	420,001					420,001
Global Stock - Growth	5,020,808					5,020,808
Balanced Value	2,867,219					2,867,219
Large Cap - Growth	7,907,856					7,907,856
Large Cap - Value	2,099,933					2,099,933
Large Cap - Blend	5,262,221					5,262,221
Mid Cap - Growth	1,689,725					1,689,725
Small Cap - Value	3,222,363					3,222,363
Fixed Income - Intermediate Bond	2,482,504					2,482,504
Common stock	5,250,453					5,250,453
Guaranteed Investment Contract					5,961,890	5,961,890

Total assets at fair value	$37,660,075		$—		$5,961,890	$43,621,965

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011

The table below sets forth a summary of the changes in the fair value of the Plan’s level 3 assets, the Guaranteed Interest Account, for the year ended December 31, 2011:

Balance, beginning of year	$5,961,890
Realized gains (losses)	—
Unrealized gains (losses)	—
Purchases, sales, issuances and settlements, net	1,936,014

Balance, end of year	$7,897,904

NOTE 5 – INVESTMENTS

During 2011, the Plan’s investments (including investments bought, sold, exchanged, as well as held during the year) depreciated in fair value as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments

Mutual Funds	$(1,899,057)
Common Stock	(1,138,176)

$(3,037,233)

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2011	2010

Prudential Guaranteed Interest Account	$7,879,904	$5,961,890
Oppenheimer Global Opportunities Fund A	4,454,498	5,020,808
Hill International, Inc. Common Stock	4,441,456	5,250,453
MFS Funds Total Return Fund A	3,586,394	2,867,219
John Hancock Large Cap Equity	3,347,612	3,658,554
Invesco Small Cap Value A	3,151,665	3,222,363
Growth Fund of America	2,825,105	2,856,888
Prudential Stock Index Fund Z	2,527,221	2,275,748
PIMCO Total Return A	*	2,482,504

*	amount does not exceed 5% of the Plan’s net assets at the specified date.

HILL INTERNATIONAL, INC 401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011

NOTE 6 – RELATED PARTIES AND PARTIES IN INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential. Prudential is the trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions.

As of December 31, 2011, the Plan owned 864,096 shares of the Sponsor’s common stock with a fair value of $4,441,456 and, as of December 31, 2010, the Plan owned 811,507 shares of the Sponsor’s common stock with a fair value of $5,250,453. The Sponsor does not pay dividends on its common stock.

NOTE 7 – TAX STATUS

The plan received a favorable determination letter from the Internal Revenue Service dated March 31, 2008, stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 8 – RISKS AND UNCERTAINTIES

The Plan invests in various investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall volatility risk. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Note 9 – Subsequent Event

Effective May 1, 2012, the Sponsor suspended its matching contributions to the Plan.

Hill International, Inc. 401(k) Retirement Savings Plan

Year Ended December 31, 2011

EIN # 20-0953973

Plan # 003

Schedule H, Line 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

a. Parties in interest	b. Identity of issuer, borrower, lessor, or similar party	c. Description of investment	d. Cost	e. Current value

	Interest Bearing Cash
*	Prudential Money Market Fund	Highmark US Government Money Market Fund	**	$1,442,823

	Mutual Funds
*	Prudential Mutual Funds	Prudential Stock Index Fund Z	**	2,527,221
*	Prudential Mutual Funds	Prudential Jennison Equity Income Fund A	**	2,215,561
*	Prudential Mutual Funds	Prudential Jennison Mid Cap Growth Fund A	**	1,977,991
*	Prudential Mutual Funds	PIMCO Total Return Fund A	**	2,236,798
	American Funds	Growth Fund of America	**	2,825,105
	American Funds	Amcap Fund	**	1,582,672
	Invesco Ltd.	Invesco Small Cap Value Fund A	**	3,151,665
	Invesco Ltd.	Invesco Charter Fund A	**	1,410,159
	John Hancock	John Hancock Large Cap Equity Fund	**	3,347,612
	John Hancock	John Hancock Global Opportunities Fund A	**	405,374
	Lord, Abbet & Co. LLC	Lord Abbet Equity Fund A	**	1,609,433
	MFS Funds	MFS Total Return Fund A	**	3,586,394
	Oppenheimer Funds	Oppenheimer Global Opportunities Fund A	**	4,454,498

	Common Stock
*	Hill International, Inc.	Common stock	**	4,441,456

	Funds Held in Insurance Company
*	The Prudential Insurance Co of America	Guaranteed Interest Account	**	7,878,896

	Notes Receivable from Participants
	Notes receivable from participants, with interest rates of 3.25% to 9.25% maturing through 2016		—	1,061,399

	Total investments per Schedule H, Line 1f			46,155,057
	Adjustment from contract value to fair value for Guaranteed Interest Account			1,008

	Total investments per financial statements			$46,156,065

*	Indicates party-in-interest to the Plan
**	Not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HILL INTERNATIONAL, INC. 401(K) RETIREMENT SAVINGS PLAN

Dated: June 25, 2012	By: /s/ Catherine H. Emma
	Printed Name:	Catherine H. Emma
	Title:	Plan Administrator

Hill International, Inc. 401(k) Retirement Savings Plan

Annual Report on Form 11-K

For the Year Ended December 31, 2011

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Jennifer L. Anderson LLC